UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), hereby informs its shareholders and the market in general that, on this date, its wholly-owned subsidiary Terra Networks Brasil Ltda. ("Terra"), has entered into a Purchase and Sale Agreement for Quotas and Other Covenants, with the purpose of acquiring all quotas issued by Samauma Brands Comércio, Importação e Exportação de Eletro-eletrônicos Ltda. ("Quota Purchase and Sale Agreement" and "Samauma", respectively), for the amount of up to R$80,000,000.00 (eighty million reais), conditional upon the achievement of agreed operational and financial metrics (“Transaction”).

Samauma engages, among other activities, in the commercialization of a broad portfolio of accessories for smartphones and electronics under the "i2GO" brand, offering products with high quality, performance, and accessibility.

Founded in 2012, Samauma is currently present in more than 20,000 (twenty thousand) points of sale nationwide, has a robust product development and commercialization process, and achieved Gross Revenue in 2024 of over R$65,000,000.00 (sixty-five million reais).

The Transaction documents contain terms and conditions common to this type of operation, with its consummation conditional upon the verification of certain suspensive conditions by the parties.

The Operation is part of the Company's strategy to strengthen its presence in the accessories for smartphones and other electronic devices, which already includes its own brand OVVI, while reinforcing its commitment to offering innovative and high-quality products, strategically positioning it to meet the needs of a constantly evolving market. After the acquisition, the brands OVVI and i2GO will coexist in a complementary manner in terms of portfolio and market positioning.

São Paulo, March 18th, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 18, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director